Exhibit 11

            Safety Components International, Inc. Announces Termination of Agreement with Brera Capital Partners, LLC

FORT LEE, N.J., May 4, 1999 - Safety Components International, Inc. (Nasdaq: ABAG) one of the world's leading manufacturers of airbag fabric and cushions, today announced that the Company and Brera Capital Partners, LLC had mutually agreed to terminate their March 31, 1999 agreement which would have provided for a $28 million preferred stock investment by Brera in the Company.

Robert A. Zummo, Chairman and Chief Executive of the Company stated: "While the transaction with Brera could not be consummated, we remain in discussions to determine whether there is any alternative transaction that would be acceptable to both parties. There can be no assurance that any alternative transaction can be agreed upon."

Mr. Zummo also noted that "disappointing results from our metal component business, internal production problems at one of our European customers which caused it to temporarily curtail orders, and ramp up costs associated with the substantial growth in our worldwide airbag operations during fiscal 1999, are expected to result in a loss for the fourth quarter. I am pleased to report, however, that I believe the worst is behind us. We have addressed the problems in our metal components business by implementing a substantial cost reduction program; I believe that our European customer has solved its internal problems and that our orders from that customer are returning to normal levels; and the ramp up costs which we incurred, as our airbag production levels more than doubled from 6.6 million airbags cushions in 1998 to a run rate of approximately 14 million at the end of fiscal 1999, appear to be substantially behind us."

 "I am confident," Mr. Zummo continued,"that we will return to profitability in fiscal 2000 with EBITDA levels exceeding 1998 levels.
I am enthusiastic about the impact that our new Chief Operating Officer, John C. Corey, has already had on our operations. With his assistance, we are restructuring our manufacturing operations to improve financial performance. As a direct result of this restructuring, we are implementing a lean manufacturing program which, among other things, should enable us to satisfy our anticipated growth in worldwide airbag production without building a new facility in Eastern Europe as we had previously anticipated. We anticipate that this program will result in a reduction of our capital expenditure budget for fiscal 2000 of approximately $10 million. While there are many challenges that lie ahead of us, I believe that the foundation we have laid will enable us to continue to build market share and that enhancements in shareholder value will naturally follow."

This release contains forward-looking statements. There are certain important factors that could cause results to materially differ from those anticipated from the statements above. These factors include, but are not limited to: the Company's ability to obtain financing to fund growth; worldwide economic conditions; automotive industry trends; the marketplace for airbag related products; approval of automobile manufacturers of airbag cushions currently in production by the Company; the absence of internal problems of customers such as labor or manufacturing problems which adversely impact the Company; pricing pressures; the ability of the Company to implement its lean manufacturing program and effectively control costs and to satisfy customers on timeliness and quality. Additional information on these and other factors that could potentially affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission.

Safety Components International, Inc. is a leading, low-cost supplier of automotive airbag fabric and cushions with operations in North America, Europe and Asia. The Company is also a leading manufacturer of value-added synthetic fabrics used in a variety of niche industrial and commercial applications. In addition, Safety Components supplies metal airbag components to its airbag customers utilizing its machining and stamping capabilities gained from years of experience as a military ordnance manufacturer and continues as a systems integrator and manufacturer for ordnance program.